April 11, 2018

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief

Re:	Mellanox Technologies, Ltd.
Preliminary Proxy Statement on Schedule 14A
Filed March 7, 2018
File No. 001-33299

Dear Mr. Mancuso:

On behalf of our client, Mellanox Technologies, Ltd. (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your comment letter, dated April 4, 2018, regarding the preliminary proxy statement mentioned above (the “Proxy Statement”). In connection with this letter, the Company is filing via EDGAR an Amendment No. 1 to the Proxy Statement (the “Revised Proxy Statement”).

For ease of review, we have reproduced the Staff’s comments in bold face type below and have provided the Company’s response following each comment. Defined terms used but not defined in this letter are used with the meanings assigned to them in the Revised Proxy Statement.

Preliminary Proxy Statement on Schedule 14A

Questions and Answers regarding this Solicitation and Voting at the Meeting, page 1

1.	Refer to your disclosure on page 12 about the solicitation by Starboard Value LP. Given the timing of the Extraordinary Meeting and the referenced disclosure, please discuss the connection, if any, between the Starboard solicitation and the Board’s decision to present these proposals to amend your Articles of Association. For example, discuss whether the timing of the Board’s decision to propose the amendments for shareholder approval, including through an Extraordinary Meeting as opposed to the regularly-scheduled annual meeting, was affected by the solicitation in opposition to Mellanox’s nominees that has now been initiated by Starboard. Also, discuss whether one intended effect of the proposal was to influence the outcome of that solicitation.

April 11, 2018

Response: The Company advises the Staff that, on January 17, 2018, Starboard notified the Company of its intent to nominate nine (9) directors for election at the Company’s 2018 annual general meeting of shareholders (the “2018 Annual Meeting”) in order to replace the entire Board of Directors of the Company (the “Board”). As a result of the Starboard nominations, the Company’s 2018 Annual Meeting would be the first contested election of directors in the Company’s history, one of the first contested elections at a public company in Israel and, as far as the Company is aware, the first general meeting of shareholders at which shareholders would actually vote on a shareholder proposal to replace a majority of the board of directors at a public company in Israel. The Board recognized the significance of the 2018 Annual Meeting given that, as a result of Starboard’s nominations, the upcoming election of directors would determine the composition of all or a majority of the Board and would thereby strongly influence the future of the Company.

Following receipt of Starboard’s notice of its intent to nominate nine (9) directors at the 2018 Annual Meeting, the Board and the Company’s advisors reviewed Starboard’s notice, the provisions of the Company’s Articles of Association (the “Articles”), applicable Israeli and United States law and precedent, and applicable proxy voting mechanics that would apply at the 2018 Annual Meeting, and considered those matters in light of the plurality voting standard that has been adopted by the vast majority of U.S. public companies in the context of contested elections, the existing universal proxy rules in Israel that would apply to the Company if it were a foreign private issuer and were not required to comply with Regulation 14A, and the Board’s belief that a universal proxy card would allow the Company’s shareholders to vote for the directors of their choice in a manner consistent with how those shareholders would vote in person at a general meeting. The Board also realized that, unlike in the United States where shareholder activism and the proposal of dissident slates for election to the Board have become common, it was not aware of any instances in Israel where the use of a majority voting standard or separate proxy cards in a contested election had been directly addressed at other Israeli public companies due to the historical infrequency of shareholder nominations at Israeli public companies.

As a result of the Board’s review, in light of the significance of the upcoming contested election at the 2018 Annual Meeting and the absence of Israeli precedent on which the Board or shareholders could rely, and for the reasons articulated under “Questions and Answers Regarding This Solicitation and Voting at the Meeting” on pages 4 and 5 of the Revised Proxy Statement, the Board determined that it was critical that both the vote required to elect directors in a contested election at the 2018 Annual Meeting and how shareholders would vote on proxy cards for those directors be clearly established and explained to the shareholders of the Company prior to the 2018 Annual Meeting. The Board also believes in giving all shareholders the right to make their own decisions with respect to both proposals at the contemplated extraordinary general meeting of the Company’s shareholders (the “Extraordinary Meeting”) and that any decision made by the shareholders at the Extraordinary Meeting should apply to future general meetings of shareholders of the

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Company, not just the 2018 Annual Meeting. The Board similarly determined that any modification to the Company’s existing voting standards should be achieved only through a shareholder-approved process that had been reviewed with the Company’s outside legal counsel under Israeli and United States laws and implemented prior to the 2018 Annual Meeting. This process was designed to assure adequate disclosure to shareholders of the relevant voting standards and procedures that would apply in a contested election at the time their proxies are solicited for the 2018 Annual Meeting.

Therefore, the Board determined to hold the Extraordinary Meeting and present the Plurality Voting Standard Proposal and the Universal Proxy Card Proposal to the Company’s shareholders for their consideration and approval in order to provide the Company’s shareholders with an opportunity to make a decision on whether to adopt and approve the plurality voting standard and the use of universal proxy cards in advance of the 2018 Annual Meeting.

The Board did not intend to influence the outcome of the solicitation made by the Company or Starboard with respect to the election of directors at the 2018 Annual Meeting or the composition of the Board following the 2018 Annual Meeting. Instead, if adopted, the Plurality Voting Standard Proposal and the Universal Proxy Card Proposal will provide the Company’s shareholders the freedom to cast votes for director nominees of their choice, regardless of the party that nominated them and will determine the outcome of the election using the plurality voting standard that has already been adopted by the vast majority of U.S. public companies in the context of contested elections.

In response to the Staff’s comment, the Company has revised the disclosure on pages 17 and 18 of the Revised Proxy Statement.

2.	Clearly address any possible anti-takeover and other effects of the Universal Proxy Card Proposal in general and in the specific context of the referenced solicitation in opposition. For example, discuss whether it is possible that the Universal Proxy Card Proposal, if adopted, could affect the likelihood of a successful attempt by a dissident to change control of the Board by either increasing or reducing the probability that enough of the dissident’s director nominees are elected to constitute the majority of the Board (and the effects this possibility would have on both incumbent management and shareholders). See Item 19 of Schedule 14A and Instruction 2 thereto.

Response: While it is possible that the Universal Proxy Card, if adopted, will affect the likelihood of a successful attempt by a dissident to change control of the Board, the Company frankly does not know what effect adoption of the Universal Proxy Proposal will actually have in a contested election. Instead, the Board is asking shareholders to approve the Universal Proxy Card Proposal because it believes its adoption will give the Company’s shareholders the freedom to cast votes for director nominees of their choice, regardless of the party that nominated them, and will provide for a transparent and fair election.

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The Company’s uncertainty as to the consequences of using a Universal Proxy Card are consistent with those noted by the Commission in Release No. 34-79164, the Commission’s Release with respect to the Proposed Rule for the adoption of Universal Proxy:

“To the extent that changes in voting behavior [based upon the implementation of universal proxy cards] lead to different election outcomes, it is not clear how this would affect the composition of directors elected to the board. There may be either more registrant nominees or more dissident nominees elected to boards, or there may be no change, on average, in the types of nominees elected. Also, there may be either fewer changes in control or more changes in control, or there may be the same frequency of changes in control as under the baseline. The impact of forcing shareholders to choose between one proxy card or the other in an election contest depends on the dynamics of the particular contest. . . . Universal proxies may therefore result in either an increase or decrease in changes in control of a board, and in either dissidents or management winning more seats on the board, or a change in voting percentages without a change in the board composition.”

In addition, to the extent that any change in the likelihood of a successful attempt by a dissident to change control of the Board results from the Universal Proxy Card Proposal, if adopted, the effect of that change on incumbent management and shareholders is similarly unclear. The adoption of the Universal Proxy Card Proposal will provide shareholders with a transparent voting process in which they will be able to elect the director nominees that they choose, and, as a result, will give our shareholders the ability to determine whether or not to elect a dissident’s director nominees constituting a majority of the Board.

In the context of a Starboard solicitation of proxies for the election of nine (9) directors to the Board at the 2018 Annual Meeting, the effect of the Universal Proxy Card Proposal is also unclear, and ultimately will be based on a range of factors that may influence shareholder voting and that are not determinable by the Company. The Universal Proxy Card Proposal, if adopted, could (but may not) affect the likelihood of a successful attempt by Starboard to have a majority of the Board elected because shareholders will now have the ability to choose among all director nominees when voting by proxy card, rather than being forced to only vote either for nominees included on the Company’s proxy card or on Starboard’s proxy card.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Revised Proxy Statement.

3.	Please revise the presumptive definition of the term “contested election” to make clear, if true, that the meaning of the term ascribed in the answer on page three is for the limited purpose of defining the term in the proposed amendments to the Articles. In addition, please revise to remove the implication that certain types of solicitations in opposition could not otherwise be characterized as “contested” outside of this narrow context. Refer to Note 3 to paragraph (a) of Rule 14a-6 titled, “Solicitation in Opposition.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Revised Proxy Statement.

April 11, 2018

4.	We noticed the question on page four regarding the timing of the proposals, and the corresponding explanation given by Mellanox that it has determined the “proposals are in the bests interests of [its] shareholders….” Notwithstanding this reason and the informative assertion made in the Notice/cover letter to shareholders that Mellanox is “committed to best-in-class governance practices and [is] taking the steps necessary to align [its] governance policies with the interests of our shareholders…,” please disclose the specific reason(s) these proposals are being introduced now as distinguished from other points in Mellanox’s operating history. In addition, disclose the extent to which the timing of the proposals’ introduction is related to Starboard’s solicitation in opposition.

Response: We respectfully refer the Staff to the Company’s response to comment 1 above.

What is a “broker non-vote”?, page 8

5.	Tell us why you believe the proposed amendments to your Articles would be considered routine matters or revise your disclosure as appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the Revised Proxy Statement.

If the Universal Proxy Card proposal is approved..., page 11

6.	Please clarify how measuring the 10-day period from the date of approval of the proposal is consistent with your revised Article 39. Also, clarify whether the 10-day period starts on the date of the extraordinary meeting or the date of approval of the proposals, which could be a later date. Describe how you will inform possible soliciting parties of the commencement of the 10-day period, if it does not commence on the original meeting date. Finally, provide specific logistical details about how the required notice can be provided.

Response: If the Universal Proxy Card Proposal is adopted, Starboard, as the only shareholder who has provided notice of its intent to nominate directors at the 2018 Annual Meeting in accordance with the Company’s existing Articles and applicable law, will not be able to (i) provide consents from each of its nominees to be named as a nominee for election as a director of the Company in any proxy statement or proxy card used in connection with any general meeting of shareholders at which such nominee is nominated for election as a director or (ii) deliver to the Company information required by Item 7(f) of Schedule 14A promulgated under the Exchange Act (“Schedule 14A” and such information, the “Starboard Nominee Information”), in either case, in accordance with the timelines set forth in the revised Article 39(b) with respect to the 2018 Annual Meeting. Given that Starboard has notified the Company of its intent to nominate directors at the 2018 Annual Meeting, the Board determined to provide for an additional period ending on the later of (i) ten (10) days following the date of the Extraordinary Meeting and (ii) sixty (60) days prior to the publicly announced date of the 2018 Annual Meeting, in order to permit Starboard to provide the requisite consents from its director nominees and the Starboard Nominee Information. The 10-day period will apply solely in the case of the 2018 Annual Meeting (and not future general meetings of the Company) in the event that the Universal Proxy Card Proposal is adopted so that both the Starboard nominees and the Company nominees can stand for election on the universal proxy cards used by each of the Company and Starboard.

April 11, 2018

The ten (10) day period will begin on the date of the Extraordinary Meeting at which the Universal Proxy Card Proposal is voted on if the Universal Proxy Card Proposal is approved by the Company’s shareholders at that meeting. The Company will provide the results of the Extraordinary Meeting, including the results of the shareholder vote with respect to the Universal Proxy Card Proposal, on Form 8-K within four (4) business days from and including the date of the meeting, as required by Item 5.07(b) of Form 8-K.

The required consents and Starboard Nominee Information may be delivered by Starboard to the Company using the same method by which Starboard notified the Company of its director nominations. The Company will provide consents to Starboard using the address included in its nomination letter.

In response to the Staff’s comment, the Company has revised its disclosure on pages 11 through 14 of the Revised Proxy Statement as well as the proposed amendments to the Company’s Articles.

Proposal One, page 12

7.	Revise your disclosure to clarify whether shareholders may cumulate their votes.

Response: Under Israeli law, shareholders of a company are not entitled to cumulate their votes unless the company’s articles of association expressly provide for cumulative voting. The Articles do not expressly provide for cumulative voting.

In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the Revised Proxy Statement.

Proposal Two, page 13

8.	We note the requirement that a party’s definitive proxy statement must direct shareholders to another person’s definitive proxy. Please advise how you intend a soliciting party to satisfy Rule 14a-5(c) in the event that the other soliciting party’s definitive proxy statement has not yet been furnished to the person solicited.

Response: We respectfully advise the Staff that the proposed amendment to Article 39(b) of the Articles, which requires each person nominating directors in a contested election to direct the Company’s shareholders to the definitive proxy statement filed or to be filed by any other person nominating directors, is not intended to satisfy the requirements of Rule 14a-5(c). The Company included this provision in the proposed amendment in order to make its shareholders aware of the information that would be made available with respect to all director nominees, including any shareholder nominees. The Company intends to include disclosure in its proxy statement for the 2018 Annual Meeting informing the Company’s shareholders that Starboard has notified the Company of its intention to nominate directors for election at the 2018 Annual Meeting and that a definitive proxy statement filed or to be filed by Starboard in order to solicit votes with respect to its director nominees will be available at www.sec.gov.

April 11, 2018

It is possible that a nominating shareholder may choose to rely on Rule 14a-5(c) in referring to information included in the Company’s definitive proxy statement filed in connection with a contested election at a general meeting to the extent that the nominating shareholder files and distributes its definitive proxy statement after the date on which the Company files and distributes its definitive proxy statement with respect to that general meeting.

In response to the Staff’s comment, the Company has revised the disclosure on page 22 of the Revised Proxy Statement.

9.	If the dissident ultimately does not distribute a proxy statement or does not appear at the meeting to nominate the directors, please tell us how the authority to vote granted by a universal proxy will be exercised. Will you still consider the election to be contested?

Response: If a dissident does not:

•	distribute a definitive proxy statement but nominates directors at the general meeting, the authority granted under the Company’s universal proxy card will be exercised to vote for the dissident’s nominees to the extent that they have received votes, or

•	nominate any directors at the general meeting or withdraws certain nominees prior to the general meeting, votes received with respect to those nominees who were not nominated or were withdrawn prior to the general meeting will not be given effect, but votes received for any remaining nominees of the dissident and votes received for the Company’s nominees will be given effect.

The election of directors at a general meeting will be considered contested unless a dissident affirmatively withdraws all of its nominees prior to the date of the definitive proxy statement filed by the Company with the Commission with respect to such general meeting, as such date is set forth in that definitive proxy statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 4 of the Revised Proxy Statement as well as the proposed amendments to the Company’s Articles.

April 11, 2018

10.	Please tell us how your universal proxy card will disclose the treatment and effect of a proxy executed in a manner that grants authority to vote for more nominees than the number of directors being elected, in a manner that grants authority to vote for fewer nominees than the number of directors being elected, or in a manner that does not grant authority to vote with respect to nominees.

Response: The universal proxy card will disclose that:

•	a proxy that is executed in a manner that grants authority for more nominees than the number of directors being elected will not be given effect;

•	a proxy that is executed in a manner that grants authority to vote for fewer nominees than the number of directors being elected will be effective for the nominees who receive votes and will be treated as a non-vote for all other nominees;

•	a proxy that is executed in a manner that grants authority to vote without including any votes with respect to any nominees will be voted in accordance with the Board’s recommendations; and

•	a proxy that is executed in a manner that expressly does not grant authority to vote with respect to any nominees will not be voted for any nominees.

11.	Clarify the difference between a withhold vote and abstention in the context of plurality voting. In this regard, please tell us whether you will implement one proposal if shareholders do not approve the other.

Response: If the Plurality Voting Standard Proposal is approved:

•	“withhold” votes with respect to a contested election of directors will be counted as present for the purpose of determining whether a quorum is present, but such votes will have no effect on the voting result for the election of directors; and

•	shareholders will not have the ability to “abstain” from voting with respect to a contested election of directors.

The Company will implement either the Plurality Voting Standard Proposal or the Universal Proxy Card Proposal upon the requisite shareholder approval, even if shareholders do not approve the other proposal.

In response to the Staff’s comment, the Company has revised its disclosure on pages 6 and 22 of the Revised Proxy Statement as well as the proposed amendments to the Company’s Articles.

12.	Your proposed Article 39(b) appears to provide that you will notify a nominating shareholder of the registrant’s nominees. Clarify who will notify other nominating shareholders of all shareholder nominees, if there is more than one nominating shareholder.

Response: In the event that the Universal Proxy Card Proposal is adopted, the Company has revised the proposed amendment to Article 39(b) to provide that the Company will provide (i) notice to all nominating shareholders of all shareholder nominees and (ii) the information required by Item 7(f) of Schedule 14A that each nominating shareholder is required to deliver to the Company at the time it provides notice of its intent to nominate individuals for election as directors (all such information provided by the nominating shareholders, the “Shareholder Nominee Information”), in each case within ten (10) days following the last date for shareholders to provide notice of their intent to make nominations in connection with the applicable general meeting.

In response to the Staff’s comment, the Company has revised its disclosure on pages 12 through 14 and 22 of the Revised Proxy Statement, as well as the proposed amendments to the Company’s Articles.

April 11, 2018

13.	If the Board can control whether or not an election is contested, as defined in the proposed Articles, please disclose the means by which control may be exerted. For example, disclose, if the Articles authorize, that the Board may act unilaterally to change the size of the Board of Directors without shareholder approval.

Response: The Board does not have the ability to control whether an election is contested pursuant to the proposed amendment to the Articles. The size of the Board is established by the Articles and, under Israeli law, the Board may not amend the Articles or otherwise change the size of the Board without shareholder approval.

In response to the Staff’s comment, the Company has also revised its disclosure on page 3 of the Revised Proxy Statement.

14.	We note that you require a shareholder’s nominee to provide you a declaration regarding the absence of a limitation under the Companies Law for the appointment of the nominee and information “required under the Companies law to be provided to the Company in connection with such an appointment.” Disclose the nature of relevant limitations and of the information required under the Companies Law. Also, if the registrant’s nominees do not provide nominating shareholders similar information, please say so clearly and describe the reasons for and effects of this difference.

Response: Pursuant to the Israeli Companies Regulations (Notice and Announcement of a General Meeting and a Class Meeting in Public Company and Adding Subjects to the Agenda), 5760-2000 (“Companies Regulations”), a shareholder’s notice to nominate a person as a director of an Israeli public company must include the following information with respect to such person (the “Companies Law Nominee Information”):

•	name and date of birth;

•	citizenship and ID number for Israeli citizens or passport number for non-Israeli citizens;

•	address for delivery of legal documents;

•	disclosure on whether such nominee has accounting and financial expertise or professional qualifications;

April 11, 2018

•	disclosure on whether such nominee is an employee of the company, a subsidiary of the company, a related company of the company or an interested party in the company and the position of employment;

•	education (specification of professions, institution and degrees/professional dissertation);

•	employment during the past five years, including the corporations in which such nominee serves as a director; and

•	disclosure on whether such nominee is a family member of an interested party in the company.

The Israeli Companies Law, 1999 (“Companies Law”) and the Companies Regulations only require a nominating shareholder to provide to the registrant the Companies Law Nominee Information with respect to such nominating shareholder’s director nominees. The Companies Law does not require the registrant to provide the Companies Law Nominee Information with respect to its director nominees to a nominating shareholder, nor does it require a nominating shareholder to deliver such information to any other nominating shareholder. The reason for this distinction is because the Companies Law contemplates a single proxy statement filed by the registrant and use of a “universal proxy card” which includes the registrant’s director nominees as well as any nominating shareholder’s director nominees. As a result, under the Companies Law, a nominating shareholder would not require the Companies Law Nominee Information with respect to a registrant’s director nominees or other nominating shareholders’ director nominees because no nominating shareholder would prepare a proxy statement or deliver a proxy card.

Additionally, pursuant to the Companies Law, for a person to serve as a director of an Israeli public company such person is required to deliver a written declaration to the registrant confirming that such person satisfies the following requirements (the “Companies Law Nominee Declaration”):

•	has the capabilities to serve as a director pursuant to the Israeli Companies Law and to dedicate the amount of time appropriate for the performance of the duties as a director of such company (taking into account, inter alia, the special requirements and size of such company); in support of such declaration, such person would need to describe his/her capabilities, including, his/her education and past and current professional experience;

•	has not been convicted of certain specified offenses under the Israeli Penal Law, 1977 and Israeli Securities Law, 1968 (the “Securities Law”) within five years preceding the appointment;

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•	has not been convicted outside of Israel for any offenses of bribery, deceit, crimes of company officers or the use of inside information or of any other offense according to which a court has determined the director to be unfit to serve as a director of a public company due to the severity or circumstances of the offense;

•	has not been subject to an enforcement measure by the Administrative Enforcement Committee appointed pursuant to the Securities Law prohibiting such person from serving as a director of a public company;

•	is not under 18 years of age;

•	has not declared bankruptcy; and

•	is not legally incompetent.

Under the Companies Law, each director nominee of the Company or a nominating shareholder is required to provide this written Companies Law Nominee Declaration to the Company.

The Companies Law Nominee Declaration received by the Company must be held at the Company’s Israeli registered office (as indicated in the Israeli Registrar of Companies) and will be available for review by shareholders, including other nominating shareholders, upon request, either at the Company’s registered office or by contacting the Secretary of the Company.

In response to the Staff’s comment, the Company has revised its disclosure on pages 15 and 16 of the Revised Proxy Statement.

15.	If the proposal would take away the ability of a dissident to select the registrant nominees it prefers to round out a short slate of nominees, please describe how the amendment would have this effect.

Response: If the Universal Proxy Card Proposal is approved by the Company’s shareholders, the universal proxy card used by the Company or any nominating shareholder will list all director nominees, and all nominees of the Company and any nominating shareholder will have delivered consents to be named as a nominee for election as a director of the Company in any proxy statement or proxy card relating to the applicable general meeting at which directors are to be elected and will have consented to serve as directors if elected.

As a result, any dissident will list on its universal proxy card and be able to vote for, and urge other shareholders to vote for, its own “short slate” of nominees and to “round out” the “short slate” using any of the registrant’s nominees that the dissident prefers to have round out its slate.

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As the Commission noted in Release No. 34-79164, the Commission’s Release with respect to the Proposed Rule for the adoption of Universal Proxy, the use of a universal proxy system enables a dissident who seeks to solicit proxies in support of a partial slate of nominees to recommend “shareholders to vote for any combination of registrant and dissident nominees in order to cast a vote for a full slate of directors. As a result, the short slate rule would no longer be necessary to accomplish its intended purpose.”

We respectfully note for the Staff that the proviso to Rule 14a-4(d)(4) permitting “rounding out” of “short slate” nominations states that nothing in Rule 14a-4 will prevent any person soliciting in support of “rounding out” a “short slate” of nominees in accordance with the proviso. However, if the Universal Proxy Card Proposal is adopted, it will be the Company’s Articles that provide for the use of a universal proxy card in any contested election and, as discussed above, the use of a universal proxy card will obviate the need to “round out” a “short slate” under the existing proviso.

In response to the Staff’s comment, the Company has revised its disclosure on page 14 of the Revised Proxy Statement.

16.	Refer to Instruction 3(a)(ii) to Items 4 and 5 of Schedule 14A that any director nominee “for whose election as a director proxies are solicited” is a “participant” for purposes of disclosure requirements of Schedule 14A. It appears that nominees on your proposed universal proxy cards would be considered “participants” in the opposing party’s solicitation. Please tell us how each of the parties soliciting proxies will have access to all information required to be disclosed regarding the participants in their solicitation.

Response:

Information required to be disclosed regarding “participants” who are shareholder nominees:

In the event that the Universal Proxy Card Proposal is adopted and nominating shareholders are required to file or choose to file a notice on Schedule 14N with the Commission under Rule 14a-18, then the notice on Schedule 14N will identify and contain information with respect to each nominee of each nominating shareholder as a “participant” in the solicitation by such nominating shareholder. In addition, the Company has revised the proposed amendment to Article 39(b) to provide that each nominating shareholder will deliver to the Company the Shareholder Nominee Information. The Company will be required to deliver to each nominating shareholder the Shareholder Nominee Information received by the Company from each other nominating shareholder within ten (10) days following the last date for shareholders to provide notice of their intent to make nominations in connection with the applicable general meeting. In either case, each of the parties soliciting proxies, including the Company and each nominating shareholder, will have access to all information required to be disclosed regarding shareholder nominees as “participants” in their solicitation based upon the Schedule 14N filings made by the nominating shareholders and/or the Shareholder Nominee Information delivered to the Company and provided to each of the nominating shareholders.

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Information required to be disclosed regarding “participants” who are Company nominees:

In the event that the Universal Proxy Card Proposal is adopted, the Company will file a preliminary proxy statement and a definitive proxy statement with the Commission in connection with any general meeting at which directors will be elected in a contested election, and the Company’s proxy statement will identify and contain information with respect to each Company nominee as a “participant” in the solicitation of proxies by the Company. The Company has also revised the proposed amendment to Article 39(b) to provide that the Company will deliver to each nominating shareholder the information contemplated by Item 5(b) and Items 7(a), (b) and (c) of Schedule 14A with respect to the Company’s director nominees (such information, the “Company Nominee Information”) not later than the later of sixty (60) days prior to the date of the applicable general meeting or the tenth (10th) day following the day on which public announcement of the date of such general meeting is first made by the Company. In either case, each of the nominating shareholders soliciting proxies have access to all information required to be disclosed regarding Company nominees as “participants” in such nominating shareholder’s solicitation based upon the Company’s proxy statement filed with the Commission and/or the Company Nominee Information delivered by the Company to the nominating shareholders.

In response to the Staff’s comment, the Company has revised its disclosure on page 12 through 14 of the Revised Proxy Statement, as well as the proposed amendments to the Company’s Articles.

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If you have additional questions or require any additional information with respect to the Revised Proxy Statement or this letter, please do not hesitate to contact me at josh.dubofsky@lw.com or (650) 463-2631.

Sincerely,

/s/ Josh Dubofsky

Josh Dubofsky

of LATHAM & WATKINS LLP

cc:	Eyal Waldman, President and Chief Executive Office of Mellanox Technologies, Ltd.

Alinka Flaminia, Senior Vice President and General Counsel of Mellanox Technologies, Ltd.

Alan C. Mendelson, Latham & Watkins LLP

Alexander F. Cohen, Latham & Watkins LLP

Ehud Sol, Adv., Herzog, Fox & Neeman (outside Israeli legal counsel of the Company)